Exhibit T3B.30.1
Excerpt of resolutions adopted by Unanimous Written Consent of the Board of Directors of EDUCATION LOAN SERVICING CORPORATION on August 3, 2009
By-Laws Amendment
     RESOLVED, that pursuant to the authority vested in the Board of Directors under Article V, Section III of the Amended and Restated By-Laws of the Company, as amended, (the “By-Laws”), Article V, Section 8 of the By-Laws is hereby stricken in their entirety and replaced with the following new section, which adds the office of Managing Director, and ranks thereof, to the sections describing the office of Vice President:
“Section 8. The Vice Presidents and Managing Directors. Categories of Vice Presidents may include, but are not limited to, Executive Vice President, Senior Vice President and Assistant Vice President. Categories of Managing Directors may include, but are not limited to, Senior Managing Director, Senior Director, and Director. The title of Director, or any rank thereof, as described in this Article shall not possess the same authority nor be interchangeable with the title of Director as used when referring to the members of the Board of Directors defined under Article III of these By-Laws. In addition to those authorities set out below, each Vice President and Managing Director shall have such duties and authorities as may be described by the Board of Directors or by the officer to whom such Vice President or Managing Director reports. The term Vice President(s) as used in these By-Laws shall include all ranks of Vice President, Managing Director, and all ranks of Managing Director.”